UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

MONTERREY, MEXICO, February 28, 2017 – Cemex, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that as of today, the Board of Directors Report, the Chairman of the Board of Directors Report, the Chief Executive Officer’s Report, the Board of Directors Opinion to the Chief Executive Officer’s Report, the Audit Committee’s Report, the Corporate Practices and Finance Committee’s Report, the Accounting Policies and Guidelines Report, the Report on the Revision of the Tax Situation, the Allocation of Profits proposal, the Capital Increase Proposal and any other relevant information, including the proposed composition of CEMEX’s Board of Directors and committees as well as their compensation, all of which are subject to approval by CEMEX’s shareholders at the Ordinary General Shareholders Meeting to be held on March 30, 2017, are available to shareholders on CEMEX’s website at the following link:

http://www.cemex.com/InvestorCenter/ShareholdersMeeting.aspx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	February 28, 2017	By:	/s/ Rafael Garza

Name: Rafael Garza
Title: Chief Comptroller